

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Chen Fajin, President and Chief Executive Officer
Zhongtian Mould Technologies, Inc.
c/o Codan Trust Company (Cayman) Ltd.
Cricket Square, Hutchins Drive
Grand Cayman, KY1-1111 Cayman Islands

>   **Re: Zhongtian Mould Technologies, Inc.**
>   **Current Report on Form 8-K**
>   **Filed February 11, 2011**
>   **File No. 000-54038**

Dear Mr. Fajin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 11, 2011

General

1. Please revise your filing to include all of the disclosures required by Items 401 (including Item 401(g)), 407(a) and 701 of Regulation S-K.

Form 10 Disclosures, page 2

Security Ownership of Certain Beneficial Owners and Management, page 2

2. We note from your disclosure elsewhere in your filing (e.g., pages 1 and 3) that former shareholders of Sino-Mould own approximately 99.45% of your equity. This concentration of ownership does not appear to be reflected in the beneficial ownership table. Please tell us why or revise your disclosure accordingly.

3. We note that you have provided corporate history information regarding the acquired companies.   Please revise your disclosure in this section to include a full discussion of your corporate history which includes your initial incorporation as a blank-check company, name change to Tianyu Steel, Inc., redomestication in the Cayman Islands, entry into a share exchange transaction on January 31, 2011 and subsequent consummation of the share exchange transaction on February 11, 2011. In your disclosure, please include dates and also clearly describe your business while operating under the name Tianyu Steel, Inc. See Item 101(h) of Regulation S-K.

Our Structure, page 4

4. We note your discussion of the company's organizational structure and your disclosure that the Fujian Provincial Government has approved the share transfer agreement. Please tell us whether, under PRC law, you are able to exercise effective control over your China operating subsidiary and if you have entered into contractual arrangements with your operating subsidiary in order to comply with PRC laws and regulations. If so, please revise your disclosure to state that you rely upon the contractual arrangements to exercise control over the China operating subsidiary. In your discussion, identify and describe the agreements that confer economic benefits to you and those which give you effective control over the operating subsidiary. Please also revise Chart 1 to illustrate any such contractual arrangements, to clarify what each of the two references to "100%" means and to identify the principal beneficial owners of your company.

Our Business, page 4

5. We note that you identify your strong R&D innovation capacities as a competitive strength and that a large percentage of your employees work in your R&D and Design area. Please revise your disclosure to provide an estimate of the amount you spent on research and development activities during the past two fiscal years. See Item 101(h)(4)(x) of Regulation S-K.

6. Please revise your disclosure in this section to identify the sources and availability of the raw materials used in your business. We further note your disclosure in the second risk factor listed on page 12. Please disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

7. Please revise this section to provide the disclosure required by Items 101(h)(4)(ix) and 101(h)(4)(xi) of Regulation S-K. In this regard, we note your disclosure in the fourth risk factor on page 12 and the last risk factor on page 17. Please describe the laws and regulations in China that are applicable to you, including the full name of each law and regulation.

8. Please revise your disclosure to explain your statement in the first paragraph on page four about "… Jinjiang—"Capital City of the Top Brands in China.""

9. Please revise to more fully explain what is meant by the statement that you provide three months of free after-sale services to your customers. Please explain the nature of the services provided and disclose in the footnotes to your financial statements how you account for these after-sale services.

Our Competitive Strengths, page 6

10. We note your statement here and throughout your disclosure that you occupy a leading position in your industry. However, here, you state that there is no dominant player with significant market share in your industry. Please revise your disclosure to state your basis for determining that you have a leading position in the industry (e.g. number of sales, revenues etc.).

Our Intellectual Property, page 8

11. Please revise your disclosure to include the duration of the patents and copyrights you own.   Please also segregate the last three items in the list if the patent applications are pending.

Risk Factors, page 10

12. Please note that you are required to identify all material risks. We note that you have inappropriately qualified your risk factor disclosure with limiting language. Please delete the second and third sentences of the introductory paragraph and revise the fourth sentence accordingly.

13. We note that several risk factor headings in this section do not clearly describe the risk posed to you. For example, we note the second and third risk factors headings listed on page 15. Please review all of your risk factor headings and revise them as necessary to ensure that they clearly describe the risk to you.

The capital investments that we plan may result in dilution . . . , page 11

14. Please revise the heading to also state that you intend to raise funds by selling equity in your company.

We may have difficulty establishing adequate management…page 12

15. You state that you may have difficulty hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are expected of a United States public company. If the individuals who are primarily responsible for preparing and supervising the preparation of your financial statements do not have substantial knowledge of U.S. GAAP and SEC rules and regulations as well as sufficient experience in maintaining books and records and preparing financial statements

in accordance with U.S. GAAP, please revise your disclosures in this filing accordingly to clarify this. If applicable, please also disclose how this would represent a material weakness in your internal controls over financial reporting as defined in Exhange Act Rule 12b-2 and Rule 1-02 of Regulation S-X and disclose any plans you have in place to remediate the material weakness. In addition, please ensure that when material changes in your internal controls over financial reporting occur in each quarter, whether positive or negative, that you provide the disclosures required by Item 308(c) of Regulation S-K in the applicable Form 10-K or 10-Q.

We may incur significant costs to ensure compliance…, page 12

16. Your risk factor makes reference to your potential inability to obtain a "qualified" report as to the effectiveness of your internal controls over financial reporting. A "qualified" report issued by your independent registered public accounting firm with regard to the effectiveness of your internal controls over financial reporting would be one in which the scope of the report was limited or the accounting firm disagreed with your assessment regarding the effectiveness of internal controls over financial reporting. It appears that you meant for your risk factor to indicate that there is the risk that your accounting firm would be unable to provide you with an "unqualified" report, which would be one in which the firm agreed with your assessments about the effectiveness of internal controls over financial reporting. Please revise your disclosure accordingly.

Risks related to doing business in China, page 17

17. If you rely upon contractual arrangements with your China operating subsidiary, then please add a risk factor to disclose how this arrangement may not be as effective as direct ownership in the operating subsidiary. Please also discuss the risks associated with the possibility that the contractual arrangements could be deemed unenforceable in China due to the uncertainties in the PRC legal system.

18. We note that foreign investment in the PRC is subject to specified industry-specific restrictions or prohibitions. Please tell us the category in which your company's business is designated. To the extent that your business is in a restricted or prohibited industry, please add a risk factor describing how the designation impacts your company, including how it may limit your investment opportunities.

19. Please revise your disclosure to add a risk factor discussing the risk that your company may be classified as a "resident enterprise" of the PRC under the PRC Enterprise Income Tax Law.   In your discussion, please fully explain how such a classification may result in PRC tax consequences to you and your non-PRC resident enterprise investors. Otherwise, please tell us why you believe such disclosure is unnecessary.

If any of our PRC affiliates becomes the subject of a bankruptcy . . . , page 21

20. We note your reference in the heading to your "cosmetology service network." Please advise us as to what this phrase means within the context of your business. Otherwise, please revise the heading accordingly.

Management's Discussion and Analysis of Financial Condition, page 23

Results of Operations, page 23

21. Please revise your analysis of results of operations for all periods presented to provide a more comprehensive analysis of the factors affecting your results. Many of the explanation you provide are general and unspecific to your company. For example, please revise your revenue analysis to describe more of the metrics used by management to evaluate business performance. Please also revise to quantify, where possible, the extent to which increases in revenue were attributable to changes in volume and/or pricing. Additionally, please revise your sales and market expense discussion to address the specific reasons for increase sales and marketing activities. For example, clarify if the increase was attributable to hiring new employees or initiating marketing activities in a new area of the country. Please refer to Item 303(a)(3) of Regulation S-K and the related Instructions to Item 303(a). This is not intended to be a comprehensive list of where your MD&A should be enhanced. Please revise your filing accordingly.

Liquidity and Capital Resources, page 26

22. Please revise your discussion of operating and financing cash flows for the year ended December 31, 2009 compared to the year ended December 31, 2008. Your current discussion simply repeats the information provided in your analysis of the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Please also revise your discussion for all periods to explain the underlying reasons for significant changes in your cash flows. For example, it is unclear why advances to suppliers increased $5.9 million during the nine months ended September 30, 2010.

23. You disclose on pages 26 and 27 that you believe you believe you have sufficient cash on hand and cash flows from operations to fund operation for "at least the next 12 months". Please revise to clarify the period you are referring to when you reference the next "12 months".

24. Please revise your disclosure to identify and separately describe your internal and external sources of liquidity, and briefly discuss any material unused sources of liquidity. See Item 303(a)(1) of Regulation S-K.

Financing activities, page 26

25. We note your disclosure here and throughout your filing that you plan to incur significant capital expenditures in connection with your planned plant expansions. Please revise your disclosure to comply with Item 303(a)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 28

26. Please note that your critical accounting estimate disclosure is intended to supplement, not duplicate, the description of accounting policies already disclosed in the notes to your financial statements. Please revise to disclose the accounting estimates deemed most critical by management and enhance your disclosure by specifically addressing why these accounting estimates or assumptions bear the risk of change. For each critical accounting estimate or assumption identified, please discuss how you arrived at the estimate, how much the estimate has changed in the past and whether the estimate is likely to change in the future. Please refer to Section 501.14 of our Codification of Financial Reporting Policies.

Executive Compensation, page 28

Summary Compensation Table, page 28

27. Please update your disclosures in this section when you amend your Form 8-K.

Employment Agreements, page 29

28. Please describe the material terms of the employment agreements and tell us what consideration you have given to filing these agreements as exhibits.

Related Party Transactions, page 29

29. Please revise this section to refer to the proper note in your financial statements and provide all of the disclosures required by Item 404 of Regulation S-K.

Market Price and Dividends on Common Equity . . . , page 29

30. Please revise this section to disclose the number of holders of your common stock as of the most recent practicable date. See Item 201(b)(1) of Regulation S-K.

31. Please revise to disclose if any dividends or distributions have or will be taken subsequent to September 30, 2010. If so, please also quantify the amount of dividends and/or distributions to be taken and the timing of these payments. Please also ensure that your pro forma balance sheet reflects any such dividends and/or distributions.

Audited Consolidated Financial Statements

General

32. Please amend your Form 8-K to include the audited financial statements for Sino-Mould International Company Limited for the year ended December 31, 2010 and all of the other information that would normally be included in a Form 10-K no later than March 31, 2011. It appears that the February 11, 2011 Share Exchange Agreement resulted in an effective stock split with an exchange ratio of 1,810 to 1. Please reflect this effective stock split in Sino-Mould International Company Limited's financial statements as of December 31, 2010. As long as no share transactions occurred at Sino-Mould International Company Limited between September 30, 2010 and December 31, 2010, it would appear that the financial statements for the surviving entity should reflect 18,100,000 shares as outstanding as of December 31, 2010. The effective issuance of 100,000 shares to the former shareholders of Zhongtian Mould Technologies, Inc. would then be reflected in your financial statements for the quarterly period ended March 31, 2011.

33. As a related matter, please note that when you file the amended Form 8-K to include the December 31, 2010 financial statements of Sino-Mould International Company Limited and all other info that would normally be in a Form 10-K, that Form 8-K would constitute your first annual report subsequent to consummation of the transaction and your Form 10-K for the year ended December 31, 2011 must include management's report on internal controls over financial reporting. Please refer to Section 215.02 of the Compliance and Disclosure Interpretations for Regulation S-K which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please also ensure the new Form 8-K discloses why management's report on internal control over financial reporting has been excluded.

Note 2 – Summary of Accounting Policies, page F-7

34. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of goods sold. If you do not include depreciation or amortization in your cost of goods sold, please revise your description of cost of goods sold on the face of your statements of operations and other comprehensive income and elsewhere throughout the filing to read somewhat as follows: "Cost of goods sold (exclusive of depreciation and amortization shown separately below)." Please also remove any references to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of goods sold. See SAB Topic 11:B.

35. Please revise your rollforward of the allowance for doubtful accounts for all periods presented to disclose reversals of prior charges to the provision for bad debt separate from the write-off of accounts receivable through the allowance for doubtful accounts.

Mr. Chen Fajin
Zhongtian Mould Technologies, Inc.
March 10, 2011
Page 8

Note 5 – Income Taxes, page F-12

36. Please revise to disclose the frequency with which you are required to remit PRC income taxes and how you determined the classification of your income tax payable as a current liability for each period presented. We note that your income tax provision was $1.7 million for 2008; however, only $1.2 million was paid during 2009. Similarly, your income tax provision was $2.8 million for 2009; however, your disclosures on page F-30 indicate that only $1.3 million was paid during the nine months ended September 30, 2010.

Note 9 – Supplementary Information about Cash Flows, page F-16

37. Your disclosure on page F-12 indicates you had construction in progress of $183,065 as of December 31, 2009. If accounts payable contains amounts related to property and equipment assets, please revise your footnote to disclose the related amounts as of each balance sheet date. Please also supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.

Unaudited Condensed Consolidated Financial Statements

General

38. Please address the above comments in your interim financial statements as well.

Note 2 – Summary of Accounting Policies, page F-23

39. Please revise to disclose the circumstances under which you are required to provide advances to suppliers and how you determined the classification of these amounts within current assets as of September 30, 2010.

Unaudited Pro Forma Combined Financial Statements

40. It appears from your disclosures on pages one and three that Zhongtian Mould Technologies, Inc. was established as a corporation, while Sino-Mould International was incorporated as a limited liability company. If true, please revise your disclosures on pages one and three to indicate the tax status of both companies prior to the Share Exchange. Please also revise your pro-forma financial statements to reflect the change in tax status as required by SAB Topic 4:B.

41. Please revise to also provide a pro forma income statement that gives effect to the Share Exchange Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Haynes Etheridge, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Cc: Jie Xiu, Esq. (via facsimile at (212) 704-5904)
       Troutman Sanders LLP
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